UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2017

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K (other than Part II, Item 1.B hereof) shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

EROS INTERNATIONAL PLC

Form 6-K

Part I- FINANCIAL INFORMATION

Item 1 – FINANCIAL STATEMENTS

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Note	September 30, 2017	March 31, 2017
ASSETS
Non-current assets
Property and equipment		$10,018	$10,354
Goodwill		4,992	4,992
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	889,361	904,628
Intangible assets — others	6	5,500	4,360
Available-for-sale financial assets	4	29,693	29,613
Trade and other receivables	7	8,606	11,443
Income tax receivable		933	1,051
Restricted deposits		1,307	335
Deferred income tax assets		612	112
Total non-current assets		$965,022	$980,888

Current assets
Inventories		$324	$214
Trade and other receivables	7	254,072	242,762
Current income tax receivable		234	253
Cash and cash equivalents		113,316	112,267
Restricted deposits		14,297	6,981
Total current assets		382,243	362,477
Total assets		$1,347,265	$1,343,365

LIABILITIES
Current liabilities
Trade and other payables		$90,414	$120,082
Acceptances	9	8,883	8,935
Short-term borrowings	8	156,143	180,029
Current income tax payable		9,263	7,055
Total current liabilities		$264,703	$316,101

Non-current liabilities
Long-term borrowings	8	$94,384	$89,841
Other long-term liabilities		5,237	5,349
Derivative financial instruments	4	11,584	12,553
Deferred income tax liabilities		37,163	35,973
Total non-current liabilities		$148,368	$143,716
Total liabilities		$413,071	$459,817

EQUITY
Share capital	10	$31,996	$31,877
Share premium		403,606	399,686
Reserves		438,568	436,997
Other components of equity		(48,994)	(48,118)
JSOP reserve		(15,985)	(15,985)
Equity attributable to equity holders of Eros International Plc		$809,191	$804,457
Non-controlling interest		125,003	79,091
Total equity		$934,194	$883,548
Total liabilities and shareholder’s equity		$1,347,265	$1,343,365

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three Months Ended September 30,		Six Months Ended September 30,
	Note	2017	2016	2017	2016

Revenue	19	$63,308	$71,876	$124,140	$142,971
Cost of sales		(35,155)	(48,935)	(70,110)	(96,945)
Gross profit		28,153	22,941	54,030	46,026
Administrative cost		(16,715)	(17,447)	(30,901)	(33,352)
Operating profit		11,438	5,494	23,129	12,674
Financing costs		(5,715)	(4,947)	(11,533)	(8,801)
Finance income		546	573	980	1,234
Net finance costs		(5,169)	(4,374)	(10,553)	(7,567)
Other (losses)/gains, net	13	(3,222)	1,534	(4,745)	3,566
Profit before tax		3,047	2,654	7,831	8,673
Income tax		(831)	(4,049)	(3,817)	(6,629)
Profit / (loss) for the period		$2,216	$(1,395)	$4,014	$2,044

Attributable to:
Equity holders of Eros International Plc		$(1,404)	$(3,686)	$(2,731)	$(1,699)
Non-controlling interest		3,620	2,291	6,745	3,743

(loss) per share(cents)
Basic (loss) per share	12	(2.3)	(6.3)	(4.5)	(2.9)
Diluted (loss) per share	12	(2.5)	(6.4)	(4.8)	(3.4)

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016

Profit / (Loss) for the period	$2,216	$(1,395)	$4,014	$2,044

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(1,393)	4,448	(1,791)	1,203
Reclassification of the cash flow hedge to the statement of operations, net of tax	—	201	187	402

Total other comprehensive income/(loss) for the period	$(1,393)	$4,649	$(1,604)	$1,605
Total comprehensive income for the period, net of tax	$823	$3,254	$2,410	$3,649

Attributable to:
Equity holders of Eros International Plc	$(2,318)	$192	$(3,607)	$(313)
Non-controlling interest	3,141	3,062	6,017	3,962

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share and per share data)

		Six Months Ended September 30,
	Note	2017	2016
Cash flows from operating activities:
Profit before tax		$7,831	$8,673
Adjustments for:
Depreciation		533	393
Share based payments	11	7,471	14,524
Amortization of intangible film and content rights		60,716	75,143
Amortization of other intangibles assets		725	770
Other non-cash items	14	9,673	(6,466)
Net finance costs		10,553	7,567
Gain on sale of available-for-sale financial assets		—	(58)
Loss on sale of property and equipment		4	—
Movement in trade and other receivables		(49,776)	(54,539)
Movement in inventories		11	19
Movement in trade and other payables		(13,520)	17,561
Cash generated from operations		34,221	63,587
Interest paid(*)		(11,155)	(8,826)
Income taxes received/(paid)		429	(3,779)
Net cash generated from operating activities		$23,495	$50,982

Cash flows from investing activities:

Proceeds from sale of available-for-sale investment		—	288
Purchases of property and equipment		(125)	(511)
Investment in restricted deposits held with banks		(8,185)	(554)
Purchase of intangible film and content rights(*)		(43,004)	(58,478)
Purchase of other intangible assets		(9)	—
Interest received		2,006	1,739
Net cash (used in) investing activities		$(49,317)	$(57,516)

Cash flows from financing activities:
Proceeds from issue of shares by subsidiary		466	1
Proceeds from issue of share capital, net of transaction costs		78	30,296
Proceeds from sale of shares of a subsidiary		40,221	—
Proceeds from short-term debt		23,200	25,020
Repayment of short-term debt		(17,513)	(61,935)
Proceeds from long-term debt		10,708	1,696
Repayment of long-term debt		(5,503)	(6,000)
(Repayment of)/ proceeds from/ short term debt with maturity less than three months (net)		(28,062)	2,847
Net cash generated from/(used in) financing activities		$23,595	$(8,075)

Net (decrease) in cash and cash equivalents		(2,227)	(14,609)
Effect of exchange rate changes on cash and cash equivalents		3,276	(905)
Cash and cash equivalents at beginning of period		112,267	182,774
Cash and cash equivalents at the end of period		$113,316	$167,260

(*) The cash outflow towards intangible film and content right includes, interest paid and capitalized during the period ended September 30, 2017 and September 30, 2016 of $ 5,239 and $ 3,814, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale fair value reserves	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC	Non- controlling interest	Total equity
	(in thousands)
Balance as at April 1, 2017	$31,877	$399,686	$(55,810)	$6,238	$1,829	$(375)	$(22,752)	$70,275	$389,474	$(15,985)	$804,457	$79,091	$883,548

(Loss)/)Profit for the period	—	—	—	—	—	—	—	—	(2,731)	—	(2,731)	6,745	4,014

Other comprehensive income/(loss) for the period	—	—	(1,072)	—	9	187	—	—	—	—	(876)	(728)	(1,604)

Total comprehensive income/(loss) for the period	—	—	(1,072)	—	9	187	—	—	(2,731)	—	(3,607)	6,017	2,410

Share based compensation	—	—	—	—	—	—	—	—	7,208	—	7,208	263	7,471

Shares issued on exercise of employee stock options and awards	119	3,920	—	—	—	—	—		(3,961)	—	78	—	78

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	1,055	—	—	1,055	39,632	40,687

Balance as at September 30, 2017	$31,996	403,606	(56,882)	6,238	1,838	(188)	(22,752)	71,330	389,990	(15,985)	809,191	125,003	934,194

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity

Balance as of April 1, 2016	$30,793	$356,865	$(60,609)	$6,622	$1,856	$(1,179)	$(22,752)	$69,586	$376,317	$(17,167)	$740,332	$68,762	$809,094

Profit/(loss) for the period	—	—	—	—	—	—	—	—	(1,699)	—	(1,699)	3,743	2,044

Other comprehensive income for the period	—	—	984	—	—	402	—	—	—	—	1,386	219	1,605

Total comprehensive income/(loss) for the period	—	—	984	—	—	402	—	—	(1,699)	—	(313)	3,962	3,649

Issue of shares	800	29,496	—	—	—	—	—	—	—	—	30,296	—	30,296

Shares issued on exercise of employee stock options, awards and RSU	187	8,256	—	—	—	—	—	—	(8,443)	—	—	—	—

Share based compensation	—	—	—	—	—	—	—	—	14,203	—	14,203	321	14,524

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	22	—	—	22	9	31

Issue out of JSOP reserve	—	(10)	—	—	—	—	—	—	—	69	59	—	59

Balance as of September 30, 2016	$31,780	394,607	(59,625)	6,622	1,856	(777)	(22,752)	69,608	380,378	(17,098)	784,599	73,054	857,653

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the “Company”) and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Victoria Road, Douglas, Isle of Man IM2 4DF.

These unaudited condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”). The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2017. The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2017 were approved by the Board of Directors of Eros and authorized for issue July 28, 2018.

Accounting and reporting pronouncements not yet adopted

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for our accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to Group’s operations are set out below.

IFRS 15 Revenue from Contracts with Customers

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 Construction Contracts
•	IAS 18 Revenue
•	IFRIC 13 Customer Loyalty Programmes
•	IFRIC 15 Agreements for the Construction of Real Estate
•	IFRIC 18 Transfers of Assets from Customers
•	SIC-31 Revenue - Barter Transactions Involving Advertising Services

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Group expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). The Group does not expect the impact of adoption of the standard on opening reserve to be material.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRS 9 Financial Instruments: In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

The Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

·	fair value through profit or loss
·	fair value through other comprehensive income
·	amortized cost

Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

·	Increases the eligibility of hedged item and hedging instruments;
·	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

·	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;
·	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Group does not expect the impact of adoption of the standard to be material.

Further, in October 2017, the International Accounting Standards Board (IASB) issued an additional amendment to IFRS 9. Based on the amendment financial assets containing prepayment features with negative compensation can now be measured at amortised cost or at fair value through other comprehensive income if they meet the other relevant requirements under IFRS 9.

The effective date for adoption of the amendment is 1 January 2019. Further, the amendment must be applied retrospectively and earlier application is permitted. The amendment provides specific transition provision if it is only applied in 2019 rather than in 2018 with the rest of IFRS 9. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 — Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 28

In October 2017, the International Accounting Standards Board (IASB) issued an amendment to IAS 28, to address the issue on accounting of long term interests in Associates and Joint ventures. The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted with disclosures. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

Amendment to IAS 19

In February 2018, the International Accounting standards issued an amendment to IAS 19 to address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset)

The effective date for adoption of the amendment is 1 January 2019, however early adoption is permitted. Given that the Group does not have any amendments to its defined benefit plan, the amendment does not have any impact on the Group.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Amendments to IFRS 2, Share-based payment: In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group does not believe that this amendment will have a material impact on its consolidated financial statements.

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.	ACQUISITION AND CHANGES IN OWNERSHIP INTEREST IN SUBSIDIARY

Acquisition

On August 1, 2015, Eros’ subsidiary Eros International Media Limited (“EIML”) acquired 100% of the shares and voting interests in Universal Power Systems Private Limited (“Techzone”). In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition.

Changes in ownership interest in subsidiary

As of September 30, 2017, EIML has 1,464,559 (2016: 2,138,898), stock option outstanding under the India IPO Plan. In the year ended September 30, 2017, 591,561 (2016: 7,172) options were exercised at a weighted average exercise price of INR 50.74 (2016: 10.00). Further, Eros Worldwide FZ LLC has sold 11,716,850 shares of Eros International Media Limited in fiscal 2018 for a total cash consideration of $ 40,221 to reduce its revolving credit facility, resulting in to decrease in its percentage holding by 12.03%.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 – fair value measurement derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – fair value measurement derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 – fair value measurement derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The table below presents assets and liabilities measured at fair value on a recurring basis, which are all category Level 2:

	As at September 30, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	68	(68)	—
Total	68	(68)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(11,652)	68	(11,584)
Total	(11,652)	68	(11,584)

	As at March 31, 2017
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	179	(179)	—
Total	179	(179)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(12,732)	179	(12,553)
Total	(12,732)	179	(12,553)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at September30, 2017 are as follows:

	Fair value as at
	September30, 2017	March 31, 2017
2012 Interest Rate Cap	$(68)	$(179)
2012 Interest Rate Floor	5,826	6,366
2012 Interest Rate Collar	5,826	6,366
Total	$11,584	$12,553

None of the above derivative instruments is designated in a hedging relationship. For three months ended September 30, 2017 a gain of $ 786 (September 30, 2016: a gain of $2,101) and for six months ended September 30, 2017 a gain of $969 (September 30, 2016: a gain of $57) in respect of the above derivative instruments has been recognized in the statement of income within other gains/(losses), net. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets

As at March 31, 2017	$29,613
Additions	80
As at September 30, 2017	$29,693

Management uses valuation techniques in measuring the fair value of financial instruments, where active market quotes are not available. In applying the valuation techniques, management makes maximum use of market inputs, and uses estimates and assumptions that are, as far as possible, consistent with observable data that market participants would use in pricing the instrument. Where applicable data is not observable, management uses its best estimate about the assumptions that market participants would make. These estimates may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

There were no transfers between any Levels.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets

As at September 30, 2017
Film and content rights	$1,454,316	$(855,323)	$598,993
Content advances	286,526	—	286,526
Film productions	3,842	—	3,842
Non-current content assets	$1,744,684	$(855,323)	$889,361

As at March 31, 2017
Film and content rights	$1,430,523	$(796,058)	$634,465
Content advances	266,232	—	266,232
Film productions	3,931	—	3,931
Non-current content assets	$1,700,686	$(796,058)	$904,628

Changes in the content assets are as follows:

	As at
	September 30, 2017	March 31, 2017
Film and content rights
Opening balance	$634,465	$506,086
Amortization	(60,716)	(135,316)
Exchange difference	(775)	2,031
Transfer from film productions and content advances(*)	26,019	261,664
Closing balance	$598,993	$634,465

Content advances
Opening balance	$266,232	$284,817
Additions	45,047	236,536
Impairment loss on content advances	(1,206)	2,279
Exchange difference	—	(1,625)
Transfer to film and content rights	(23,547)	(255,775)
Closing balance	$286,526	$266,232

Film productions
Opening balance	$3,931	$4,236
Additions	2,410	5,498
Exchange difference	(27)	86
Transfer to film and content rights	(2,472)	(5,889)
Closing balance	$3,842	$3,931

(*) The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

Film and content rights with a carrying amount of $304,076 (March 31, 2017: $321,872) have been pledged against secured borrowings (Refer Note 8).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	OTHER INTANGIBLE ASSETS

Other intangibles comprise of internally generated software used within the Group’s digital and home entertainment activities and internal accounting activities.

The changes in other intangible assets are as follows:

	As at September 30, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360
Exchange difference	—	31	31
Addition	9	1,825	1,834
Amortization charge	(441)	(284)	(725)
Closing net carrying amount as on September 30, 2017	$1,728	3,772	5,500

	As at September 30, 2017

Cost or valuation as on September 30, 2017	$4,859	$6,322	$11,181
Accumulated amortization	(3,131)	(2,550)	(5,681)
Net carrying amount as on September 30, 2017	$1,728	3,772	5,500

	As at March 31, 2017
	Information Technology Assets	Other Intangibles	Total
Opening net carrying amount as on March 31, 2016	$3,303	$2,824	$6,127
Exchange difference	15	36	51
Disposals	—	(2)	(2)
Amortization charge	(1,158)	(658)	(1,816)
Closing net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

	As at March 31, 2017

Cost or valuation as on March 31, 2017	$4,850	$4,497	$9,347
Accumulated amortization	(2,690)	(2,297)	(4,987)
Net carrying amount as on March 31, 2017	$2,160	$2,200	$4,360

Other intangible assets with a carrying amount of $188 (March 31, 2017: $239) have been pledged against secured borrowings (Refer Note 8).

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

7.	TRADE AND OTHER RECEIVABLES
	As at
	September 30, 2017	March 31, 2017

Trade receivables, net	$237,184	$226,822
Other receivables	21,598	25,683
Prepaid charges	549	277
Accrued revenues	3,347	1,423
Trade and other receivables	$262,678	$254,205

Current trade and other receivables	254,072	242,762
Non-current trade and other receivables	8,606	11,443
	$262,678	$254,205

The age of financial assets that are past due but not impaired were as follows:

	As at
	September30, 2017	March 31, 2017

Not more than three months	$29,947	$23,593
More than three months but not more than six months	13,738	16,729
More than six months but not more than one year	23,715	43,920
More than one year	69,990	58,516
	$137,390	$142,758

Trade and other accounts receivables with a net carrying amount of $78,936 (March 31, 2017: $60,128) have been pledged against secured borrowings (Refer Note 8).

8.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	September 30, 2017	March 31, 2017

Asset backed borrowings
Vehicle loan	7.5% - 10.25%	2017-21	$223	$325
Term loan	BPLR+1.8% - 2.75%	2017-18	0	1,264
Term loan	BPLR+2.75%	2017-18	31	466
Term loan	BPLR+2.85%	2019-20	4,766	5,776
Term loan	BPLR+2.55% - 3.4%	2020-21	10,265	11,945
Term loan	13.75%	2022-23	10,568	—
Retail bond(1)	6.5%	2021-22	66,990	—
Revolving facility(2)	LIBOR +1.9%-7.5% and Mandatory Cost	2017-18	52,736	85,000
Term loan	MCLR+3.45%	2021-22	13,567	14,603
			$159,146	$119,379
Unsecured borrowings
Retail bond (1)	6.5%	2021-22	$—	$62,672

Other borrowings	10.5%	2021-22	5,353	5,853
			$5,353	$68,525

Nominal value of borrowings			$164,499	$187,904
Cumulative effect of unamortized costs			(1,372)	(1,665)
Installments due within one year			(68,743)	(96,398)
Long-term borrowings — at amortized cost			$94,384	$89,841

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Bank prime lending rate (“BPLR”) and Marginal Cost based lending rate (“MCLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	September 30, 2017		March 31, 2017

Asset backed borrowings
Export credit bill discounting and overdraft	BPLR+1-3.5%	$41,414		$41,687
Export credit and overdraft	LIBOR+3.5%	23,480		24,572
Short term loan(3)	13-14.25%	9,404		5,396
Other short-term loan	10.20%	11,412		—
Term loan	MCLR+4.25%	1,690		4,943
		$87,400		$76,598
Unsecured borrowings
Other Short term loan (4)	12-14%		_	7,033
Installments due within one year on long-term borrowings		68,743		96,398
Short-term borrowings - at amortized cost		$156,143		$180,029

Fair value of the long-term borrowings as at September 30, 2017 is $135,429 (March 31, 2017: $155,923). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at September 30, 2017, the fair value of retail bond amounting to $48,868 (March 31, 2017: $43,416) has been determined using quoted prices from the London Stock Exchange (LSE). Carrying amount of short-term borrowings approximates fair value.

(1)	During the year retail bond were fully secured by certain group assets.
(2)	The Group re-paid revolving credit facility in December 2017.
(3) (4)

Secured by pledge of shares held in the Group’s majority owned subsidiary, Eros International Media Limited, India.

Includes loan of $6,417 as at March 31, 2017 from Eros Television Private Limited, a related party. (Refer Note 15).

9.	ACCEPTANCES

	September 30, 2017	March 31, 2017

Payable under the film financing arrangements	$8,883	$8,935
	$8,883	$8,935

Acceptances comprise of short term credit availed from financial institutions for payment to film producers for film co-production arrangement entered by the group. The carrying value of acceptances are considered a reasonable approximation of fair value.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
Authorized
A ordinary shares of 30p each at September 30, 2017 and March 31, 2017	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares(*)	B Ordinary 30p Shares(*)
As at March 31, 2016	32,949,314	24,960,654	$30,793
Issue of shares in the quarter ended June 30, 2016	1,750	—	1
Issue of shares in the quarter ended September 30, 2016	2,515,436	—	986
Issue of shares in the quarter ended December 31, 2016	231,043	—	87
Issue of shares in the quarter ended March 31, 2017	33,387	—	10
Transfer of B Ordinary to A Ordinary share	5,581,272	(5,581,272)	—
As at March 31, 2017	41,312,202	19,379,382	$31,877
Issue of shares in the quarter ended June 30, 2017	12,000	—	5
Issue of shares in the quarter ended September 30, 2017	288,291	—	114
Transfer of B Ordinary to A Ordinary share	6,666,667	(6,666,667)	—
As at September 30, 2017	48,279,160	12,712,715	$31,996

(*) Each ‘A’ ordinary shares is entitled to one vote on all matters and each ‘B’ shares shares is entitled to ten votes.

On May 11, 2017, the Company issued 12,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 12,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10.8 per share.

In May 2017, the company issued 90,000 shares entered into an exit agreement with an employee pursuant to which the Board approved a grant of 90,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $10 per share. These shares were issued in July and August 2017.

Between the months of May to September, permitted Class B shares aggregating to 6,666,667 were converted into Class A shares. This was effected through the cancellation of 6,666,667 Class B shares and subsequent issuance of the equivalent amount of Class A shares.

In June 2015, 300,000 ‘A’ ordinary shares awards with a nominal price were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal value exercise price vest annually in three tranches beginning June 9, 2016. As at September 30, 2017, 200,000 shares were vested and issued.

As at September 30, 2017, none of the awards were forfeited.

11.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

IPO India Plan	$349	$564	$719	$1,213
JSOP Plan	—	906	615	1,811
Option award scheme 2012	96	244	197	497
2014 Share Plan	125	312	384	883
2015 Share Plan	31	113	67	215
Other share option awards(*)	414	2,910	1,762	3,051
Management scheme (staff share grant)	1,267	3,456	3,727	6,854
	$2,282	$8,505	$7,471	$14,524

(*) Includes Restricted Share Unit (RSU) and Other share option plans.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	EARNINGS PER SHARE

	Three months ended September 30,				Six months ended September 30,
	2017		2016		2017		2016
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(1,404)	(1,404)	(3,686)	(3,686)	$(2,731)	(2,731)	$(1,699)	(1,699)
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(120)	—	(184)	—	(237)	—	(346)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(1,404)	(1,524)	$(3,686)	(3,870)	$(2,731)	(2,968)	$(1,699)	(2,045)

Number of shares
Weighted average number of shares	60,698,517	60,698,517	58,441,166	58,441,166	60,839,680	60,839,680	58,209,599	58,209,599
Potential dilutive effect related to share based compensation scheme	—	1,178,111	—	2,071,224	—	1,140,748	—	1,434,295
Adjusted weighted average number of shares	60,698,517	61,876,628	58,441,166	60,512,390	60,839,680	61,980,428	58,209,599	59,643,894

Earnings per share
Earning attributable to the equity holders of the parent per share (cents)	(2.3)	(2.5)	(6.3)	(6.4)	(4.5)	(4.8)	(2.9)	(3.4)

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	OTHER GAINS/(LOSSES)

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Gains on available for sale financial assets	$—	$—	$—	$58
Foreign exchange (loss)/gain, net	(2,230)	(567)	(3,932)	3,451
Loss on sale of property and equipment	—	—	(4)	—
Loss on de-recognition of financial assets measured at amortized cost net(*)	(1,778)	—	(1,778)	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss account(#)	786	2,101	969	57
	$(3,222)	$1,534	$(4,745)	$3,566

(#) The net gains/(losses) on held for trading financial liabilities in the three and six months ended September 30, 2017 and 2016, respectively, principally relate to derivative instruments not designated in a hedging relationship.

(*) arising on assignment and novation of trade receivables and trade payables with no-recourse. Derecognition of aforesaid financial assets measured at amortized cost if to mitigate both credit risk and liquidity risk.

14.	NON-CASH EXPENSE/(INCOME)

Significant non-cash (income)/expenses except loss on sale of assets, share based compensation, depreciation, derivative interest and amortization were as follows:

	Six months ended September 30,
	2017	2016

Mark to market gain on derivative financial instrument measured at fair value through profit and loss account	$(969)	$(57)
Provisions for trade and other receivables	1,795	132
Impairment loss on content advances	—	828
Credit impairment loss, net(*)	3,007	—
Net losses on de-recognition of financial assets measured at amortized cost, net	1,778	—
Unrealized foreign exchange loss/(gain)	4,062	(7,369)
	$9,673	$(6,466)

(*) In case of catalogue sales, the Group provides contractual deferred payment terms up to a year to the trading partners. Further, in several instances the catalogue customers fall behind contractual payment terms. The Group estimates credit impairment losses based on historical experience of collection from catalogue customers multiplied by the incremental borrowing rate applicable to the group of similar class of customer. The credit impairment losses, net of unwinding thereof, recognized in the Statement of Income for the year ended September 30, 2017 and September 30, 2016 was $ 3,007 and Nil, respectively.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

15.	RELATED PARTY

		As at September 30, 2017		As at March 31, 2017
	Details of
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Group Limited	President fees	$365	—	$210	$0
550 County Avenue	Rent/Deposit	454	135	420	135
Line Cross Limited	Rent/Deposit	609	258	356	258
NextGen Films Private Limited	Purchase/Sale	—	33,481	—	34,843
Everest Entertainment LLP	Purchase/Sale	—	102	17	115
Lulla Family	Rent/Deposit	111	996	123	1,003
Lulla Family	Salary/Others	12,357	—	1,210	—
Eros Television India Private Limited	Borrowing	—	—	6,417	—

Key Management Compensation	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Salaries	$1,191	$1,260	$2,428	$2,527
Share based compensation	1,285	5,442	5,024	9,037
Pension	3	6	8	12
	$2,479	$6,708	$7,460	$11,576

The Lulla family refers to Mr. Arjan Lulla, Mr. Kishore Lulla, Mr. Sunil Lulla, Mrs. Manjula Lulla, Mrs. Krishika Lulla, Mrs. Rishika Lulla Singh, and Ms. Riddhima Lulla.

Pursuant to a lease agreement dated April 1, 2017, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla, which requires Eros International Media Limited to pay $5 each month under this lease.

Pursuant to a lease agreement that expired on September 30, 2015, the lease requires Eros International Media Limited to pay $5 each month under this lease. Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. The lease was renewed on October 1, 2015 for a further period of three years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $61 each month under this lease.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments The lease commenced on April 1, 2015, and requires the Group to pay $11 each month. This is a non-cancellable lease.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $109 each quarter. The lease was not renewed after the expiry in March 31, 2018.

Pursuant to an agreement the Group entered into with Redbridge Group Limited on June 27, 2006, the Group requires to pay $67 per quarter for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Limited. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Limited is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Group has engaged in transactions with NextGen Films Private Limited, an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the six months ended September 30, 2017, NextGen Films Private Limited sold film rights of $7,760 (2016: $616) to the Group.

Mrs. Manjula Lulla, the wife of Kishore Lulla, is an employee of Eros International Plc. and is entitled to a salary of $35 per quarter. Krishika Lulla, the wife of Sunil Lulla, is an employee of Eros India and is entitled to a salary of $33 per quarter, Ms Ridhima Lulla, the daughter of Kishore Lulla, is an employee of an entity and is entitled to a salary of $17 per quarter.

As at September 30, 2017, the Group has provided performance guarantee to a bank amounting to $ 19,500 in connection with funding commitments. under film co-production agreements with NextGen Films Private Limited and having varying maturity dates up to the next 12 months. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

16.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total

As at September 30, 2017	$317,921
As at March 31, 2017	$250,997

The Group has provided certain stand-by letters of credit amounting to $80,689 (At March 2017: $80,570) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $1,998 (At March 2017: $2,192) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 12 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

17.	NON-CONTROLLING INTERESTS

Details of subsidiary that have material non-controlling interests

The Group has a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. The non-controlling interests that are material to the Group relate to Eros International Media Limited and its subsidiaries whose principal place of business is in India.

As at September 30, 2017, non-controlling interests held an economic interest by virtue of shareholding of 39.54% (March 2017: 26.67%).

18.	SUBSEQUENT EVENTS

•	Reliance Industries Limited (“RIL” or “Reliance”) and Eros announced that RIL, through a subsidiary, has agreed to subscribe to a 5% equity stake in Eros at a price of $15 per share. This represents an 18% premium to the closing price on February 16, 2018. The transaction is subject to customary regulatory and other approvals.

•	RIL and Eros International Media Limited (“Eros India”) announced that they have agreed to partner in India to jointly produce and consolidate content from across India. The new partnership will equally invest up to $150 million to produce and acquire Indian films and digital originals across all languages.

•	The Group divested its 51 percent equity interest in Ayngaran Group to the non-controlling investee. The sale of the 51 percent equity interest in the majority-owned subsidiary resulted in a loss of control of the subsidiary, and therefore it was deconsolidated from the Company's financial statements.

•	Eros International Plc. issued Senior Convertible Notes on 6 December 2017 amounting to US$122.5 million principal amount and warrants to purchase up to 2 million of ‘A’ ordinary shares, which has subsequently expired in June 2018.

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Revenue by customer's location
India	$27,570	$40,801	$54,569	$84,722
Europe	818	2,406	2,044	5,867
North America	1,090	2,030	2,259	4,727
Rest of the world	33,830	26,639	65,268	47,655
Total Revenue	$63,308	$71,876	$124,140	$142,971

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016

Revenue by group's operation
India	$25,403	$39,852	$50,771	$82,601
Europe	5,067	4,731	14,633	9,193
North America	397	484	577	1,892
Rest of the world	32,441	26,809	58,159	49,285
Total Revenue	$63,308	$71,876	$124,140	$142,971

	Total	India	North America	Europe	Rest of the World
Assets by geographical area
As of September 30, 2017	$925,178	$342,092	$10	$24,070	$559,006
As of March 31, 2017	$938,669	$386,921	$13	$24,620	$527,115

Item 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 40 years with leading talent, production companies, exhibitors and other key participants in our industry

	Three Months Ended			Six Months Ended
	September 30			September 30
(dollars in millions)	2017	2016	% change	2017	2016	% change

Revenue	$63.3	$71.9	(12.0)	$124.1	$143.0	(13.2)

Gross profit	28.2	22.9	23.1	54	46.0	17.4

Operating profit	11.4	5.5	107.3	23.1	12.7	81.9

Adjusted EBITDA(1)	15.1	13.7	10.2	30.9	31.8	(2.8)

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income is included at the end of this release. See also “Non-GAAP Financial Measures”.

Financial Results for the Three and Six Months Ended September 30, 2017

Revenue

In the three months ended September 30, 2017, the Eros film slate was comprised of seven films of which two were medium budget and five were low budget as compared to 18 films in the three months ended September 30, 2016, of which two were high budget, four were medium budget and twelve were low budget.

In the three months ended September 30, 2017, the Company’s slate of seven films comprised of four Hindi film and three regional films as compared to the same period last year where its slate of 18 films comprised five Hindi films, seven Tamil/Telugu films and six regional films.

In the six months ended September 30, 2017, the Eros film slate was comprised of 12 films of which one film was high budget, three were medium budget and eight were low budget films as compared to 32 films in the six months ended September 30, 2016, of which five were high budget, six were medium budget and 21 were low budget.

In the six months ended September 30, 2017, the Company’s slate of 12 films comprised of five Hindi films, one Tamil/Telugu film and six regional films as compared to the same period last year where its slate of 32 films comprised of ten Hindi films, thirteen Tamil/Telugu films and nine regional films.

For the three months ended September 30, 2017, revenue decreased by 12% to $63.3 million, compared to $71.9 million for the three months ended September 30, 2016. In the six months ended September 30, 2017, revenue decreased by 13.2% to $124.1 million, compared to $143 million for the six months ended September 30, 2016.

For the three months ended September 30, 2017, aggregate theatrical revenues decreased by 38% to $19.4 million from $31.3 million for the three months ended September 30, 2016, mainly due to a lower number of films, especially high and medium budget Hindi films. In the six months ended September 30, 2017, revenue decreased by 37.4% to $43 million, compared to $68.7 million for the six months ended September 30, 2016. The decrease in theatrical revenue reflects the mix of films released in each period as mentioned above.

For the three months ended September 30, 2017, aggregate revenues from television syndication decreased by 11.1% to $23.2 million from $26.1 million for the three months ended September 30, 2016, mainly due to lower new release television revenues partially offset by catalogue revenues. In the six months ended September 30, 2017, revenue decreased by 11.2% to $40.6 million, compared to $45.7 million for the six months ended September 30, 2016. This was due to lower catalogue sales in six months ended September 30, 2017.

For the three months ended September 30, 2017, the aggregate revenues from digital and ancillary increased by 42.1% to $20.6 million from $14.5 million for the three months ended September 30, 2016 primarily on account of contribution from Eros Now and catalogue revenues. In the six months ended September 30, 2017, revenue increased by 41.6% to $40.5 million, compared to $28.6 million for the six months ended September 30, 2016.

Three months ended	High	Medium	Low	Total
September 30, 2017	0	2	5	7
September 30, 2016	2	4	12	18

Six months ended	High	Medium	Low	Total
September 30, 2017	1	3	8	12
September 30, 2016	5	6	21	32

Revenue from India decreased by 36.3% to $25.4 million in the three months ended September 30, 2017, compared to $39.9 million in the three months ended September 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from India decreased by 38.5% to $50.8 million, compared to $82.6 million for the six months ended September 30, 2016. The decrease in overall theatrical revenue was offset by stronger catalogue revenue contribution.

Revenue from Europe increased by 8.5% to $5.1 million in the three months ended September 30, 2017, compared to $4.7 million in the three months ended September 30, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from Europe increased by 58.7% to $14.6 million, compared to $9.2 million for the six months ended September 30, 2016.

Revenue from North America decreased by 20% to $0.4 million in the three months ended September 30, 2017, compared to $0.5 million in the three months ended September 30, 2016 mainly due to lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from North America decreased by 68.4% to $0.6 million, compared to $1.9 million for the six months ended September 30, 2016.

Revenue from the rest of the world increased by 20.9% to $32.4 million in the three months ended September 30, 2017, compared to $26.8 million in the three months ended September 30, 2016. This was due to higher catalogue sales partially offset by lower theatrical revenues associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, revenue from rest of world increased by 18.1% to $58.2 million, compared to $49.3 million for the six months ended September 30, 2016.

Cost of sales

For the three months ended September 30, 2017, cost of sales decreased by 28% to $35.2 million compared to $48.9 million in the three months ended September 30, 2016. The decrease was mainly due to lower amortization costs, lower marketing, advertising and distribution costs associated with fewer films released in the quarter ended September 30, 2017. In the six months ended September 30, 2017, cost of sales decreased by 27.7% to $70.1 million, compared to $96.9 million for the six months ended September 30, 2016.

Gross profit

For the three months ended September 30, 2017, gross profit increased by 23.1% to $28.2 million, compared to $22.9 million in the three months ended September 30, 2016. As a percentage of revenues, the Company’s gross profit margin was 44.4% in the three months ended September 30, 2017, compared to 31.8% in the three months ended September 30, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues. In the six months ended September 30, 2017, gross profit increased by 17.4% to $54 million, compared to $46 million for the six months ended September 30, 2016.

EBIT (Non- GAAP)

For the three months ended September 30, 2017, EBIT increased by 161.8% to $14.4 million compared to $5.5 million in the three months ended September 30, 2016. This was mainly due to lower cost of sales linked to film mix and contribution from high margin catalogue revenues. In the six months ended September 30, 2017, EBIT increased by 105.5% to $26.1 million, compared to $12.7 million for the six months ended September 30, 2016.

Adjusted EBITDA (Non- GAAP)

For the three months ended September 30, 2017, Adjusted EBITDA increased by 10.2% to $15.1 million compared to $13.7 million in the three months ended September 30, 2016 due to fewer theatrical releases in the quarter partially offset by strong catalogue sales. In the six months ended September 30, 2017, adjusted EBITDA decreased by 2.8% to $30.9 million, compared to $31.8 million for the six months ended September 30, 2016 due to fewer theatrical releases in the quarter partially offset by strong catalogue sales.

Administrative costs

For the three months ended September 30, 2017, administrative costs decreased by 4% to $16.7 million compared to $17.4 million for the three months ended September 30, 2016 mainly due to decrease in share based compensation. In the six months ended September 30, 2017, administrative costs decreased by 7.5% to $ 30.9 million, compared to $33.4 million for the six months ended September 30, 2016.

Net finance costs

For the three months ended September 30, 2017, net finance costs increased by 18.2% to $5.2 million, compared to $4.4 million in the three months ended September 30, 2016 mainly due to lower income from financing activities and increased borrowing costs. In the six months ended September 30, 2017, net finance costs increased by 39.5% to $10.6 million, compared to $7.6 million for the six months ended September 30, 2016.

Income tax expense

For the six months ended September 30, 2017, income tax expenses decreased by 42.4% to $3.8 million, compared to $6.6 million in the six months ended September 30, 2016. Effective income tax rates were 20.0% and 28.6% for September 30, 2017 and September 30, 2016, respectively excluding non-deductible share-based payment charges and gain/loss on fair valuation of derivative liabilities. The change in effective rate principally reflects a change in the mix of the profits earned from taxable and non- taxable jurisdictions.

Net Income

For the three months ended September 30, 2017, net income increased by 257.1% to $2.2 million, compared to $ (1.4) million in the three months ended September 30, 2016. For the six months ended September 30, 2017, net income increased by 100% to $4.0 million, compared to $2.0 million in the six months ended September 30, 2016.

Trade Receivables

As of September 30, 2017, Trade Receivables increased to $237.2 million from $226.8 million as of March 31, 2017 mainly due to higher catalogue sales in this quarter. Catalogue sales have payment terms that sometimes extend up to a year.

Net Debt

As of September 30, 2017, net debt decreased to $137.2 million from $157.6 million as of March 31, 2017.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives), transactions costs relating to equity transactions, share based payments, (Gain) on sale of property and equipment, Loss on de-recognition of financial assets measured at amortized cost, Credit impairment loss, net, Loss on financial liability (convertible notes) measured at fair value through profit and loss, Loss on deconsolidation and Impairment of goodwill.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
	2017	2016	2017	2016
	(in thousand)
Net income (GAAP)	$2,216	$(1,395)	$4,014	$2,044
Income tax expense	831	4,049	3,817	6,629
Net finance costs	5,169	4,374	10,553	7,567
Depreciation	270	183	533	393
Amortization(1)	356	76	725	770
EBITDA	8,842	7,287	19,642	17,403
Share based payments(2)	2,282	8,505	7,471	14,524
Gains on available- for -sale financial assets	—	—	—	(58)
Credit impairment loss, net	3,007	—	3,007	—
(Loss) on de-recognition of financial assets measured at amortized cost net	1,778	—	1,778	—
Loss on sale of property and equipment	—	—	4	—
Mark to market gain on derivative financial instrument measured at fair value through profit and loss account	(786)	(2,101)	(969)	(57)
Adjusted EBITDA (Non-GAAP)	$15,123	$13,691	$30,933	$31,812

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

In the normal course of business, we experience routine claims and legal proceedings. It is the opinion of our management, based on information available at this time, that none of the current claims and proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. For details, the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

1.      Beginning on November 13, 2015, Eros International Plc was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now consolidated New York action. A single consolidated complaint was filed on July 14, 2016 and amended on October 10, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint has narrowed in scope significantly and does not assert certain claims that had been asserted in prior complaints, including (i) claims arising under Sections 11 and 15 of the Securities Act, (ii) accounting and GAAP allegations, and (iii) claims against certain individual defendants, who are not now named defendants. The remaining claims are primarily focused on whether the Company and individual defendants made material misrepresentations concerning the Company’s film library and materially misstated the usage and functionality of Eros Now. The Company’s most recent motion to dismiss the amended consolidated complaint was filed on November 11, 2016 and its reply brief was filed on January 6, 2017. The Court has not scheduled oral argument or indicated when it will rule on this motion. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavourable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

ITEM 1A. Risk Factors

See “Risk Factors” and certain updated business and related information regarding the Company and its subsidiaries as set forth under the audited consolidated financial statements and related notes included within our annual report, filed with the U.S. Securities and Exchange Commission on July 31, 2017 for the fiscal year ended March 31, 2017 (the “Annual Report”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2018	Eros International Plc

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer